UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Apco Oil and Gas International Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

Class A Shares, $0.01 per share

(Title of Class of Securities)

G0471F109

(CUSIP Number)

Richard E. Muncrief

One Williams Center

Tulsa, Oklahoma 74172-0172

(539) 573-2164

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0471F109

(1)	Name of reporting persons WPX Energy, Inc.
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds:
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: Class A Shares: 20,301,592+ Ordinary Shares: 0+
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: Class A Shares: 20,301,592+ Ordinary Shares: 0+
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by reporting person: Class A Shares: 20,301,592+ Ordinary Shares: 0+
(12)	Check box if the aggregate amount in Row (11) excludes certain shares: ☐
(13)	Percent of class represented by amount in Row (11): 69%^
(14)	Type of reporting person: CO

+	Class A shares have 85% of the voting power as a class with respect to the election and removal of the Issuer’s directors. Class A shares and ordinary shares have identical rights and preferences in all other respects. Each Class A share will convert automatically into one ordinary share in the event that neither The Williams Companies, Inc. nor WPX Energy, Inc. beneficially owns, separately or in the aggregate, directly or indirectly, at least 50 percent of the aggregate outstanding Class A shares and ordinary shares.
^	Based on the sum of 9,139,651 ordinary shares outstanding as of November 26, 2014 and 20,301,592 ordinary shares issuable upon the conversion of all outstanding Class A shares.

Introduction

This Amendment No. 19 amends the Schedule 13D originally filed with the Securities and Exchange Commission on October 23, 1987 (as amended, the “Schedule 13D”) by The Williams Companies, Inc. (“Williams”) and certain other entities. Until December 31, 2011, WPX Energy, Inc. (“WPX”) was a wholly-owned subsidiary of Williams. This Schedule 13D relates to the Class A shares, par value $0.01 per share, and ordinary shares, par value $0.01 per share, of Apco Oil and Gas International Inc., a Cayman Islands limited company (the “Issuer”). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 4. Purpose of the Transaction.

The information previously provided in response to Item 4 is hereby amended and restated by replacing the text thereof in its entirety with the following:

In connection with the Issuer entering into the Agreement and Plan of Merger, dated October 2, 2014, (the “Merger Agreement”) with Pluspetrol Resources Corporation, a company incorporated under the laws of the Cayman Islands (“Parent”) and Pluspetrol Black River Corporation, a Cayman Islands exempted company limited by shares and a wholly-owned subsidiary of Parent, WPX, holding approximately 69% of the shares of the Issuer, entered into an irrevocable limited power of attorney on October 2, 2014 (the “Power of Attorney”).

The Power of Attorney generally grants to Appleby Trust (Cayman) Ltd. the power to vote WPX’s Class A shares of the Issuer in favor of the approval and adoption of the Merger Agreement and the Plan of Merger and to vote against approvals of any proposal made in opposition to, competition with, or which would result in a breach of the Merger Agreement. The Power of Attorney automatically terminates upon the termination of the Merger Agreement pursuant to its terms.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information previously provided in response to Item 6 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits.

The information previously provided in response to Item 7 is hereby amended in the following respect:

Exhibit No.	Description Of Exhibit

19	Power of Attorney, dated as of October 2, 2014, by WPX Energy, Inc. to Appleby Trust (Cayman) Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2014

WPX Energy, Inc.

By:	/s/ Stephen E. Brilz
	Name:	Stephen E. Brilz
	Title:	Vice President and Corporate Secretary

Executive Officers of WPX Energy, Inc.

Richard E. Muncrief

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: President and Chief Executive Officer

Citizenship: USA

Amount Beneficially Owned: 1*

Bryan K. Guderian

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Operations

Citizenship: USA

Amount Beneficially Owned: 4 (less than 1%)*

Steven G. Natali

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Exploration

Citizenship: USA

Amount Beneficially Owned: 0*

Dennis C. Cameron

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and General Counsel

Citizenship: USA

Amount Beneficially Owned: 0*

J. Kevin Vann

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 1*

Marcia M. MacLeod

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Human Resources and Administration

Citizenship: USA

Amount Beneficially Owned: 0*

Michael R. Fiser

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Senior Vice President of Marketing

Citizenship: USA

Amount Beneficially Owned: 0*

Board of Directors of WPX Energy, Inc.

Kimberly S. Lubel

CST Brands

One Valero Way

Building D, Suite D2-179

San Antonio, TX 78249

Principal Occupation: President, CEO and Chairman of CST Brands, Inc.

Citizenship: USA

Amount Beneficially Owned: 0*

John A. Carrig

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0*

William R. Granberry

Compass Operating, LLC

400 W. Illinois, Suite 1000

Midland, Texas 79701

Principal Occupation: Member of Compass Operating Company LLC, a private oil and gas exploration, development, and producing company.

Citizenship: USA

Amount Beneficially Owned: 0*

Robert K. Herdman

Kalorama Partners LLC

1130 Connecticut Avenue NW, Suite 800

Washington, DC 20036

Principal Occupation: Managing Director of Kalorama Partners LLC, a consulting firm specializing in providing advice regarding corporate governance, risk assessment, crisis management and related matters.

Citizenship: USA

Amount Beneficially Owned: 0*

Kelt Kindick

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0*

Karl F. Kurz

c/o WPX Energy, Inc.

One Williams Center

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0*

Jack E. Lentz

c/o WPX Energy, Inc.

One Williams Center

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0*

George A. Lorch

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0*

William G. Lowrie

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0*

Richard E. Muncrief

(see above)

David F. Work

c/o WPX Energy, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 0*

*	Shows beneficial ownership of ordinary shares. WPX Energy, Inc. is the only holder of Class A shares.

Exhibit Index

Exhibit No.	Description Of Exhibit

19	Power of Attorney, dated as of October 2, 2014, by WPX Energy, Inc. to Appleby Trust (Cayman) Ltd.